Exhibit 2

Aladdin Knowledge Systems Announces Date of First Quarter
2005 Financial Results Release, Conference Call and Webcast

TEL AVIV, ISRAEL, April 5, 2005- Aladdin Knowledge Systems (NASDAQ: ALDN) will release financial results for the first quarter 2005 ended March 31, 2005 before the opening of trading in New York on Thursday, April 21, 2005. The financial results will be released over the news wires and will also be posted to the Aladdin Web site.

Mr. Yanki Margalit, Chief Executive Officer, and Mr. Erez Rosen, Chief Financial Officer, will host a conference call, to be simultaneously Webcast, on Thursday, April 21, 2005 at the times indicated below. A question and answer session will follow management’s presentation. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Phone Number (800) 399-0427 (North America)
Phone Number +1 (706) 643-1624 (International)

Thursday, April 21, 2005
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
4:00 p.m. Israel

A live Webcast of the conference call will be available on the Aladdin Web site at www.Aladdin.com. Please visit the Web site at least 15 minutes early to register for the Webcast and download any necessary audio software.

For those unable to participate in the call, a replay will be available from April 21, 2005 at 11:00 a.m. Eastern, through April 29, 2005, at 11:59 p.m., Eastern. Please call:

Phone Number (800) 642 – 1687 (North America)
Phone Number +1 (706) 645 – 9291 (International)
Pin Code: 5378877

About Aladdin

Aladdin Knowledge Systems Ltd. is a global provider of security solutions that reduce software theft, authenticate network users and protect against unwanted Internet and e-mail content, including spam and viruses. Its security products are organized into two segments: Software Digital Rights Management (DRM) and Enterprise Security. Aladdin’s Software DRM products allow software publishers to limit revenue loss from software theft and piracy. Its Enterprise Security solutions enable organizations to secure their information technology assets by controlling who has access to their networks (authentication) and what content their users can utilize (content security). Visit the Aladdin Web site at www.Aladdin.com.

All trademarks and registered trademarks are the property of their respective holders.

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
310.574.8888	646.284.9414